Exhibit 99.1

Perion Regains Compliance with Nasdaq's Minimum Bid Price Requirement

TEL AVIV, Israel & NEW YORK – June 04, 2018 – Perion Network Ltd. (NASDAQ: PERI), a global innovator in delivering digital marketing solutions for brands that are relentlessly focused on their consumer experience, announced it received formal notification from The Nasdaq Stock Market that the Company has regained compliance with the minimum bid price requirement.

As previously disclosed, the Company was notified by Nasdaq on March 27, 2017 that it no longer satisfied the minimum bid price requirement for continued listing.  In a letter dated May 31, 2018, Nasdaq notified the company that it has regained compliance with Listing Rule 5450(a)(1) and that the matter is now closed.

About Perion Network Ltd.

Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended March 31, 2017 filed with the SEC on March 7, 2018. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

 Perion Network Ltd.
Investor relations
Hila Valdman
+972 (73) 398-1000
Investors@perion.com

Source: Perion Network Ltd.